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EXHIBIT 99.2

REPORTS

Management's Report on
 Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of our Chief Executive Officer and our Chief Financial Officer we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, we have concluded that as of December 31, 2010, our internal control over financial reporting is effective.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

The effectiveness of the Fund's internal control over financial reporting as of December 31, 2010, has been audited by Deloitte & Touche LLP, the Fund's Independent Registered Chartered Accountants, who also audited the Fund's Consolidated Financial Statements for the year ended December 31, 2010.

Gordon J. Kerr President and Chief Executive Officer	Robert J. Waters Senior Vice President and Chief Financial Officer

Calgary, Alberta
February 24, 2011

36      ENERPLUS 2010 FINANCIAL SUMMARY

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Enerplus Corporation

We have audited the internal control over financial reporting of Enerplus Resources Fund and subsidiaries (the "Fund") as of December 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Fund's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Fund's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Fund maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2010 of the Fund and our report dated February 24, 2011 expressed an unqualified opinion on those financial statements.

Independent Registered Chartered Accountants

Calgary, Canada
February 24, 2011

ENERPLUS 2010 FINANCIAL SUMMARY      37

Management's Responsibility for Financial Statements

In management's opinion, the accompanying consolidated financial statements of Enerplus Resources Fund (the "Fund") have been prepared within reasonable limits of materiality and in accordance with Canadian generally accepted accounting principles. Since a precise determination of many assets and liabilities is dependent on future events, the preparation of financial statements necessarily involves the use of estimates and approximations. These have been made using careful judgment and with all information available up to February 24, 2011. Management is responsible for all information in the annual report and for the consistency, therewith, of all other financial and operating data presented in this report.

To meet its responsibility for reliable and accurate financial statements, management has established and monitors systems of internal control which are designed to provide reasonable assurance that financial information is relevant, reliable and accurate, and that assets are safeguarded and transactions are executed in accordance with management's authorization.

The consolidated financial statements have been examined by Deloitte & Touche LLP, Independent Registered Chartered Accountants. Their responsibility is to express a professional opinion on the fair presentation of the consolidated financial statements in accordance with Canadian generally accepted accounting principles. The Independent Registered Chartered Accountants Report outlines the scope of their examination and sets forth their opinion.

The Audit Committee, consisting exclusively of independent directors, has reviewed these statements with management and the Independent Registered Chartered Accountants and has recommended their approval to the Board of Directors. The Board of Directors has approved the consolidated financial statements of the Fund.

Gordon J. Kerr President and Chief Executive Officer	Robert J. Waters Senior Vice President and Chief Financial Officer

Calgary, Alberta
February 24, 2011

38      ENERPLUS 2010 FINANCIAL SUMMARY

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Enerplus Corporation

We have audited the accompanying consolidated financial statements of Enerplus Resources Fund and subsidiaries (the "Fund"), which comprise the consolidated balance sheets as at December 31, 2010 and 2009, and the consolidated statements of income, comprehensive income (loss), accumulated deficit and accumulated other comprehensive income (loss) and cash flows for the years then ended, and the notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Enerplus Resources Fund and subsidiaries as at December 31, 2010 and 2009 and the results of their operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Fund's internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2011 expressed an unqualified opinion on the Fund's internal control over financial reporting.

Independent Registered Chartered Accountants

Calgary, Canada
February 24, 2011

ENERPLUS 2010 FINANCIAL SUMMARY      39

STATEMENTS

Consolidated Balance Sheets

As at December 31 (CDN$ thousands)	2010	2009

Assets
Current assets
Cash	$8,374	$73,558
Accounts receivable	125,928	142,009
Deferred financial assets (Note 13)	12,641	20,364
Future income taxes (Note 12)	10,782	4,995
Other current (Note 4)	49,606	5,041

	207,331	245,967

Property, plant and equipment (Note 5)	4,976,885	5,000,523
Goodwill (Note 2(e))	599,672	607,438
Deferred financial assets (Note 13)	385	1,997
Other assets (Note 13)	50,899	49,591

	5,627,841	5,659,549

	$5,835,172	$5,905,516

Liabilities
Current liabilities
Accounts payable	$350,623	$257,519
Distributions payable to unitholders	32,157	31,871
Current portion of long-term debt (Note 8)	–	36,631
Deferred financial credits (Note 13)	56,637	37,437

	439,417	363,458

Long-term debt (Note 8)	732,405	522,276
Deferred financial credits (Note 13)	46,943	54,788
Future income taxes (Note 12)	502,584	561,585
Asset retirement obligations (Note 7)	208,704	230,465

	1,490,636	1,369,114

Equity
Unitholders' capital (Note 11)
Trust Units and Trust Units Equivalent
Authorized: Unlimited
Issued and Outstanding: 2010 – 178,648,351
2009 – 177,061,253	5,756,976	5,715,614
Accumulated deficit	(1,717,299)	(1,460,283)
Accumulated other comprehensive income/(loss)	(134,558)	(82,387)

	3,905,119	4,172,944

	$5,835,172	$5,905,516

See accompanying notes to the Consolidated Financial Statements

Signed on behalf of the Board of Directors:

Douglas R. Martin Director	Robert B. Hodgins Director

40      ENERPLUS 2010 FINANCIAL SUMMARY

Consolidated Statements of Accumulated Deficit and
 Accumulated Other Comprehensive Income (Loss)

For the year ended December 31 (CDN$ thousands)	2010	2009

Accumulated income, beginning of year	$3,264,936	$3,175,819
Net income	127,112	89,117

Accumulated income, end of year	3,392,048	3,264,936
Accumulated cash distributions, beginning of year	(4,725,219)	(4,357,018)
Cash distributions	(384,128)	(368,201)

Accumulated cash distributions, end of year	(5,109,347)	(4,725,219)

Accumulated deficit, end of year	$(1,717,299)	$(1,460,283)

Accumulated other comprehensive income/(loss), beginning of year	$(82,387)	$48,606
Other comprehensive income/(loss)	(52,171)	(130,993)

Accumulated other comprehensive income/(loss), end of year	$(134,558)	$(82,387)

Total accumulated deficit and other comprehensive income/(loss)	$(1,851,857)	$(1,542,670)

See accompanying notes to the Consolidated Financial Statements

ENERPLUS 2010 FINANCIAL SUMMARY      41

Consolidated Statements of Income

For the year ended December 31 (CDN$ thousands)	2010	2009

Revenues
Oil and gas sales	$1,327,140	$1,259,146
Royalties	(223,459)	(207,491)
Commodity derivative instruments (Note 13)	23,996	34,893
Other income/(loss)	779	(1,478)

	1,128,456	1,085,070

Expenses
Operating	289,537	327,211
General and administrative	78,928	88,293
Transportation	26,959	26,383
Interest (Note 9)	46,736	56,257
Foreign exchange (Note 10)	(931)	(59,579)
Depletion, depreciation, amortization and accretion	645,294	650,381

	1,086,523	1,088,946

Income/(loss) before taxes	41,933	(3,876)
Current tax expense/(recovery) (Note 12)	(30,375)	198
Future income tax recovery (Note 12)	(54,804)	(93,191)

Net Income	$127,112	$89,117

Net income per trust unit
Basic	$0.72	$0.53
Diluted	$0.71	$0.53

Weighted average number of trust units outstanding (thousands) (Note 11)
Basic	177,737	169,280
Diluted	178,090	169,549

Consolidated Statements of Comprehensive Income (Loss)

For the year ended December 31 (CDN$ thousands)	2010	2009

Net income	$127,112	$89,117

Other comprehensive income/(loss), net of tax:
Unrealized gain on marketable securities (Note 13)	251	–
Change in cumulative translation adjustment	(52,422)	(130,993)

Other comprehensive income/(loss)	(52,171)	(130,993)

Comprehensive income/(loss)	$74,941	$(41,876)

See accompanying notes to the Consolidated Financial Statements

42      ENERPLUS 2010 FINANCIAL SUMMARY

Consolidated Statements of Cash Flows

For the year ended December 31 (CDN$ thousands)	2010	2009

Operating Activities
Net income	$127,112	$89,117
Non-cash items add/(deduct):
Depletion, depreciation, amortization and accretion	645,294	650,381
Change in fair value of derivative instruments (Note 13)	20,690	171,610
Unit based compensation (Note 11 (d))	5,944	6,542
Foreign exchange on U.S. dollar denominated debt (Note 10)	(25,549)	(62,524)
Future income tax (Note 12)	(54,804)	(93,191)
Amortization of senior notes premium (Note 9)	(645)	(758)
Loss/(gain) on sale of marketable securities (Note 13)	–	2,191
Cross currency interest rate swap principal settlement	17,969	–
Asset retirement obligations settled (Note 7)	(17,240)	(13,802)

	718,771	749,566
Decrease/(Increase) in non-cash operating working capital	(15,623)	26,220

Cash flow from operating activities	703,148	775,786

Financing Activities
Issue of trust units, net of issue costs (Note 11)	35,418	237,736
Cash distributions to unitholders	(384,128)	(368,201)
Increase/(Decrease) in bank credit facilities (Note 8)	235,388	(380,888)
Issuance/(Repayment) of senior unsecured notes	(35,697)	338,735
Cross currency interest rate swap principal settlement	(17,969)	–
Decrease/(Increase) in non-cash financing working capital	287	(9,526)

Cash flow from financing activities	(166,701)	(182,144)

Investing Activities
Capital expenditures	(546,682)	(305,865)
Property and land acquisitions (Note 6)	(1,018,069)	(271,977)
Property dispositions (Note 6)	871,458	104,325
Proceeds on sale of marketable securities	–	4,434
Purchase of marketable securities	(1,016)	(9,100)
Decrease/(Increase) in non-cash investing working capital	92,870	(45,482)

Cash flow from investing activities	(601,439)	(523,665)

Effect of exchange rate changes on cash	(192)	(3,341)

Change in cash	(65,184)	66,636
Cash, beginning of year	73,558	6,922

Cash, end of year	$8,374	$73,558

Supplementary Cash Flow Information
Cash income taxes (received)/paid	$(6,529)	$(27,387)
Cash interest paid	$46,565	$29,582

See accompanying notes to the Consolidated Financial Statements

ENERPLUS 2010 FINANCIAL SUMMARY      43

NOTES

Notes to Consolidated Financial Statements

1. ORGANIZATION AND BASIS OF ACCOUNTING

These financial statements and notes present the results of Enerplus Resources Fund, the predecessor to Enerplus Corporation. On January 1, 2011, Enerplus Resources Fund (the "Fund") converted from an income trust into a corporate entity under a plan of arrangement pursuant to the Business Corporations Act (Alberta) (the "Plan of Arrangement") and continued as Enerplus Corporation ("Enerplus" or the "Company"). The directors and management of Enerplus remain the same as immediately prior to the conversion and the Company continues to carry on the same business and own the same assets as immediately prior to conversion.

Under the Plan of Arrangement, investors holding Trust Units received one common share in Enerplus Corporation in exchange for each Trust Unit of the Fund, and investors holding Class B exchangeable limited partnership units in Enerplus Exchangeable Limited Partnership ("EELP") received 0.425 of a common share in Enerplus Corporation for each EELP Unit held. Pursuant to the Plan of Arrangement, all outstanding securities of the Fund and EELP have been cancelled and the Fund and EELP have been dissolved.

Enerplus' financial statements include the accounts of the Company and its subsidiaries on a consolidated basis. All inter-entity transactions have been eliminated. Many of Enerplus' production activities are conducted through joint ventures and the financial statements reflect only the Company's proportionate interest in such activities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The management of Enerplus prepare the consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). A reconciliation between Canadian GAAP and United States of America GAAP ("U.S. GAAP") is disclosed in Note 16. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated. In particular, the amounts recorded for depletion and depreciation of the petroleum and natural gas properties and for asset retirement obligations are based on estimates of reserves and future costs. By their nature, these estimates, and those related to future cash flows used to assess impairment, are subject to measurement uncertainty and the impact on the financial statements of future periods could be material.

The following significant accounting policies are presented to assist the reader in evaluating these consolidated financial statements and, together with the following notes, should be considered an integral part of the consolidated financial statements.

(a) Revenue Recognition

Revenue associated with the sale of crude oil, natural gas and natural gas liquids is recognized when title passes from Enerplus to its customers based on price, volumes delivered and contractual delivery points. A portion of the properties acquired through the March 5, 2003 acquisition of PCC Energy Inc. and PCC Energy Corp. are subject to a royalty arrangement with a private company, that is structured as a net profits interest. The results from operations included in Enerplus' consolidated financial statements for these properties are reduced for this net profits interest.

(b) Property, Plant and Equipment ("PP&E")

Enerplus follows the full cost method of accounting for petroleum and natural gas properties under which all acquisition and development costs are capitalized on a country by country cost centre basis. Such costs include land acquisition, geological, geophysical, drilling costs for productive and non-productive wells, facilities and directly related overhead charges. Repairs, maintenance and operational costs that do not extend or enhance the recoverable reserves are charged to earnings. Proceeds from the sale of petroleum and natural gas properties are applied against the capitalized costs. Gains and losses are not recognized upon disposition of oil and natural gas properties unless such a disposition would alter the rate of depletion by 20% or more. Net costs related to operating and administrative activities during the development of large capital projects are capitalized until commercial production has commenced.

44      ENERPLUS 2010 FINANCIAL SUMMARY

(c) Impairment Test

A limit is placed on the aggregate carrying value of PP&E (the "impairment test"). Enerplus performs an impairment test on a country by country basis. An impairment loss exists when the carrying amount of the country's PP&E exceeds the estimated undiscounted future net cash flows associated with the country's proved reserves. If an impairment loss is determined to exist, the costs carried on the balance sheet in excess of the discounted future net cash flows associated with the country's proved and probable reserves are charged to income. Net costs related to projects in the pre-commercial phase of development are excluded from the country by country impairment test and are tested for impairment separately.

(d) Depletion and Depreciation

The provision for depletion and depreciation of oil and natural gas assets is calculated on a country by country basis using the unit-of-production method, based on the country's share of estimated proved reserves before royalties. Reserves and production are converted to equivalent units on the basis of 6 Mcf = 1 bbl, reflecting the approximate relative energy content.

(e) Goodwill

Enerplus, when appropriate, recognizes goodwill relating to corporate acquisitions when the total purchase price exceeds the fair value of the net identifiable assets and liabilities of the acquired companies. The portion of goodwill that relates to its foreign operations fluctuates due to changes in foreign exchange rates. The goodwill balance is assessed for impairment annually at year-end or as events occur that could result in an impairment. To assess impairment, the fair values of the Canadian and U.S. reporting units are compared to their respective book values. If the fair value is less than the book value, a second test is performed to determine the amount of impairment. The amount of impairment is measured by allocating the fair value of the reporting unit to its identifiable assets and liabilities as if they had been acquired in a business combination for a purchase price equal to their fair value. If goodwill determined in this manner is less than the carrying value of goodwill, an impairment is recognized in the period in which it occurs. Goodwill is stated at cost less impairment and is not amortized. Goodwill is not deductible for income tax purposes.

(f) Asset Retirement Obligations

Enerplus recognizes a liability for the estimated fair value of the future retirement obligations associated with its PP&E. The fair value is capitalized and amortized over the same period as the underlying asset. Enerplus estimates the liability based on the estimated costs to abandon and reclaim its net ownership interest in all wells and facilities and the estimated timing of the costs to be incurred in future periods. This estimate is evaluated on a periodic basis and any adjustment to the estimate is prospectively applied. As time passes, the change in net present value of the future retirement obligation is expensed through accretion. Retirement obligations settled during the period reduce the future retirement liability. No gains or losses on retirement activities were realized due to settlements approximating the estimates.

(g) Income Taxes

In 2010 Enerplus was a taxable entity under the Income Tax Act (Canada) and was taxable only on Canadian income that was not distributed or distributable to Enerplus' unitholders. In the trust structure, payments made between the Canadian operating entities and the Fund ultimately transferred both income and future income tax liability to the unitholders. The future income tax liability associated with Canadian assets recorded on the balance sheet was recovered over time through these payments.

Effective January 1, 2011, as a result of the conversion of the Fund to a corporation, the Company and its Canadian entities will be subject to the Canadian corporate income tax rate. The future tax liability associated with Canadian assets recorded on the balance sheet at December 31, 2010 reflects the underlying income tax rates of a corporation going forward.

Enerplus' U.S. operating subsidiary is subject to U.S. income taxes on its taxable income determined under U.S. income tax rules and regulations. Repatriation of funds from U.S. operations will also be subject to applicable withholding taxes as required under U.S. tax law.

Enerplus follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to the temporary differences between the carrying value of the assets and liabilities on the consolidated financial statements and their respective tax bases, using substantively enacted income tax rates. The effect of a change in these income tax rates on future income tax liabilities and assets is recognized in income during the period that the change occurs.

ENERPLUS 2010 FINANCIAL SUMMARY      45

The determination of the income tax provision is inherently complex and interpretations will vary. Professional judgment is required for complex tax issues. The Company's income tax filings are subject to audits and re-assessments. Management believes that the provision for income taxes has appropriately provided for all income tax obligations. However, changes in facts, circumstances and interpretations may result in an increase or decrease in the Company's provision for income taxes.

(h) Financial Instruments

Enerplus is exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations. A variety of derivative instruments are used by the Company to reduce its exposure to these risks. Enerplus records its derivative instruments on the Consolidated Balance Sheet at fair value and recognizes any change in fair value through net income during the period. The fair values of these derivative instruments are generally based on an estimate of the amounts that would be received or paid to settle these instruments at the balance sheet date.

The Company has certain minor equity investments in entities involved in the oil and gas industry. Investments that have a quoted price in an active market are measured at fair value with changes in fair value recognized in other comprehensive income. When the investment is ultimately sold any gains or losses are recognized in net income and any unrealized gains or losses previously recognized in other comprehensive income are reversed. Investments that do not have a quoted price in an active market are measured at cost unless there has been any other than temporary impairment, in which case a charge is recognized in net income to record the loss in value.

(i) Foreign Currency Translation

Enerplus' U.S. operations are self-sustaining. Assets and liabilities of these operations are translated into Canadian dollars at period end exchange rates, while revenues and expenses are converted using average rates for the period. Gains and losses from the translation into Canadian dollars are deferred and included in the cumulative translation adjustment ("CTA") which is part of accumulated other comprehensive income ("AOCI").

Revenues and expenses denominated in a foreign currency are translated at rates of exchange at the respective transaction dates. Monetary assets and liabilities denominated in a foreign currency are translated at rates of exchange in effect at the balance sheet date. Translation gains or losses are included in net income in the period in which they arise.

(j) Unit Based Compensation

Enerplus uses the fair value method of accounting for its trust unit rights incentive plan. Under this method, the fair value of the rights is determined on the date in which fair value can reasonably be determined, generally being the grant date. This amount is charged to earnings over the vesting period of the rights, with a corresponding increase in contributed surplus. When rights are exercised, the proceeds, together with the amount recorded in contributed surplus, are recorded to unitholders' capital.

3. CHANGES IN ACCOUNTING POLICIES

Future Accounting Changes

Convergence of Canadian GAAP with International Financial Reporting Standards ("IFRS")

In 2006, Canada's Accounting Standards Board (AcSB) ratified a strategic plan to converge Canadian GAAP with IFRS by 2011 for public reporting entities. On February 13, 2008 the AcSB confirmed that IFRS would replace Canadian GAAP for public companies beginning January 1, 2011. The Company intends to issue financial statements under IFRS for periods beginning on or after January 1, 2011.

4. OTHER CURRENT ASSETS

Included in Other Current Assets at December 31, 2010 is a current income tax receivable of $45,900,000 (December 31, 2009 – $nil) relating to the recovery of income taxes paid in prior years by the Company's U.S. subsidiary.

46      ENERPLUS 2010 FINANCIAL SUMMARY

5. PROPERTY, PLANT AND EQUIPMENT ("PP&E")

($ thousands)	2010	2009

Property, plant and equipment	$9,411,838	$8,827,191
Accumulated depletion, depreciation and accretion	(4,434,953)	(3,826,668)

Net property, plant and equipment	$4,976,885	$5,000,523

Capitalized general and administrative ("G&A") expenses for 2010 of $19,986,000 (2009 – $21,543,000) are included in PP&E. The depletion and depreciation calculation includes future capital costs of $654,064,000 (2009 – $661,175,000) as indicated in Enerplus' reserve reports. Excluded from PP&E for the depletion and depreciation calculation is $1,204,220,000 (2009 – $462,989,000) related to undeveloped land and oil sands projects which have not yet commenced commercial production.

An impairment test calculation was performed on a country by country basis on the PP&E values at December 31, 2010 in which the estimated undiscounted future net cash flows associated with the proved reserves exceeded the carrying amount of the Company's PP&E.

The following table outlines estimated benchmark prices and the exchange rate used in the impairment tests for both Canadian and U.S. cost centers at December 31, 2010:

Year	WTI Crude Oil(1) US$/bbl	Exchange Rate US$/CDN$	Edm Light Crude(1) CDN$/bbl	U.S. Henry Hub Gas price(1) US$/Mcf	Natural Gas 30 day spot @ AECO(1) CDN$/Mcf

2011	$85.00	$0.975	$84.20	$4.55	$4.25
2012	87.70	0.975	88.40	5.30	4.90
2013	90.50	0.975	91.80	5.75	5.40
2014	93.40	0.975	94.80	6.30	5.90
2015	96.30	0.975	97.70	6.80	6.35
Thereafter*	+2% yr	0.975	+2% yr	+2% yr	+2% yr

(1)
Prices used in the impairment test were adjusted for commodity price differentials specific to Enerplus.
*
Escalation varies after 2015.

6. PROPERTY ACQUISITIONS AND DISPOSITIONS

On October 15, 2010, Enerplus acquired an additional 46,500 net acres of land in the Fort Berthold area for consideration of $468,704,000 before closing adjustments.

On September 1, 2009 Enerplus acquired a non-operated interest in the Marcellus shale natural gas formation. Consideration of $181,342,000 in cash was paid upon closing. In addition, up to $272,033,000 may be paid as a carry of 50% of our partners' future drilling and completion costs. During 2010, Enerplus satisfied $92,347,000 of the carry commitment and the remaining commitment at December 31, 2010 was $146,241,000 (US$147,032,000).

On October 1, 2010, Enerplus disposed of its 100% working interest in the Kirby oil sands lease for proceeds of $404,800,000. During 2010 Enerplus also completed the disposition of conventional non-core properties for proceeds of $465,200,000 net of closing adjustments.

7. ASSET RETIREMENT OBLIGATIONS

Total future asset retirement obligations were estimated by management for Enerplus' assets based on its net ownership interest, estimated abandonment and reclamation costs and the estimated timing of the costs to be incurred in future periods. Enerplus has estimated the net present value of its total asset retirement obligations to be $208,704,000 at December 31, 2010 compared to $230,465,000 at December 31, 2009, based on a total undiscounted liability of $590,177,000 and $676,823,000 respectively. These payments are expected to be made over the next 66 years with the majority of costs incurred between 2031 and 2050. To calculate the present value of the asset retirement obligations for 2010, Enerplus used a weighted credit-adjusted rate of approximately 6.4% and an inflation rate of 2.0%, (2009 – 6.4% and 2.0%). Settlements during 2010 and 2009 approximated estimates and as a result no gains or losses were recognized.

ENERPLUS 2010 FINANCIAL SUMMARY      47

The following is a reconciliation of the asset retirement obligations:

($ thousands)	2010	2009

Asset retirement obligations, beginning of year	$230,465	$207,420
Changes in estimates	13,267	20,140
Property acquisition and development activity	2,825	4,420
Dispositions	(34,746)	(553)
Asset retirement obligations settled	(17,240)	(13,802)
Accretion expense	14,133	12,840

Asset retirement obligations, end of year	$208,704	$230,465

8. DEBT

($ thousands)	December 31, 2010	December 31, 2009

Current portion of long-term debt*	$–	$36,631

Long-term:
Bank credit facility	234,713	–
Senior notes:
CDN$40 million (Issued June 18, 2009)	40,000	40,000
US$40 million (Issued June 18, 2009)	39,784	41,864
US$225 million (Issued June 18, 2009)	223,785	235,485
US$54 million (Issued October 1, 2003)*	53,709	56,516
US$175 million (Issued June 19, 2002)*	140,414	148,411

	732,405	522,276

Total debt	$732,405	$558,907

*
Principal repayments due in 2011 under these notes have not been included in current liabilities as Enerplus intends to refinance the amounts with its long-term bank credit facility.

Bank Credit Facility

During the second quarter of 2010 Enerplus renewed its unsecured, covenant-based bank credit facility for a three year term, maturing June 30, 2013. The facility size was reduced from $1.4 billion to $1.0 billion. Drawn fees range between 200 and 375 basis points over bankers' acceptance rates, with current borrowing costs of 200 basis points. Standby fees on the undrawn portion of the facility are based on 25% of the drawn pricing. The Company has the ability to request an extension of the facility each year or repay the entire balance at the end of the term. At December 31, 2010 Enerplus had $234.7 million drawn and was in compliance with all covenants under the facility. A fee of $5.0 million was paid to extend the facility for three years and was recorded in interest expense. The weighted average interest rate on the facility for the year ended December 31, 2010 was 2.3% (December 31, 2009 – 1.1%)

48      ENERPLUS 2010 FINANCIAL SUMMARY

Senior Notes

On June 19, 2010 Enerplus settled its first principal payment on the US$175 million senior notes and associated cross currency interest rate swap principal settlement for a total of $53,700,000. The terms and rates of the Company's outstanding senior unsecured notes are detailed below:

Issue Date	Original Principal ($ thousands)	Remaining Principal ($ thousands)	Coupon Rate	Interest Payment Dates	Maturity Date	Term

June 18, 2009	CDN$40,000	CDN$40,000	6.37%	June 18 and December 18	June 18, 2015	Bullet payment on maturity
June 18, 2009	US$40,000	US$40,000	6.82%	June 18 and December 18	June 18, 2015	Bullet payment on maturity
June 18, 2009	US$225,000	US$225,000	7.97%	June 18 and December 18	June 18, 2021	Principal payments required in 5 equal annual installments beginning June 18, 2017
October 1, 2003	US$54,000	US$54,000	5.46%	April 1 and October 1	October 1, 2015	Principal payments required in 5 equal annual installments beginning October 1, 2011
June 19, 2002	US$175,000	US$140,000	6.62%	June 19 and December 19	June 19, 2014	Principal payments required in 4 equal annual installments from June 19, 2011

9. INTEREST EXPENSE

($ thousands)	2010	2009

Realized
Interest on long-term debt	$47,029	$30,544
Unrealized
(Gain)/loss on cross currency interest rate swap	2,776	30,458
(Gain)/loss on interest rate swaps	(2,424)	(3,987)
Amortization of the premium on senior unsecured notes	(645)	(758)

Interest Expense	$46,736	$56,257

10. FOREIGN EXCHANGE

($ thousands)	2010	2009

Realized
Foreign exchange (gain)/loss	$28,023	$(18,452)
Unrealized
Foreign exchange (gain)/loss on U.S. dollar denominated debt	(25,549)	(62,524)
Foreign exchange (gain)/loss on cross currency interest rate swap	(5,017)	16,537
Foreign exchange (gain)/loss on foreign exchange swaps	1,612	4,860

Foreign exchange (gain)/loss	$(931)	$(59,579)

ENERPLUS 2010 FINANCIAL SUMMARY      49

11. UNITHOLDERS' CAPITAL

Unitholders' capital as presented on the Consolidated Balance Sheets consists of trust unit capital, exchangeable partnership unit capital and contributed surplus.

Effective January 1, 2011, according to the Plan of Arrangement, shareholders received one common share in Enerplus Corporation in exchange for each trust unit held and 0.425 of a common share in Enerplus Corporation for each exchangeable partnership unit of EELP held. On January 1, 2011, all outstanding securities of the Fund and EELP were cancelled.

($ thousands)	2010	2009

Trust units	$5,658,549	$5,580,933
Exchangeable partnership units	68,137	108,539
Contributed surplus	30,290	26,142

Balance, end of year	$5,756,976	$5,715,614

(a) Trust Units

Authorized: Unlimited number of trust units

(thousands)	2010		2009

Issued:	Units	Amount	Units	Amount

Balance, beginning of year	174,349	$5,580,933	162,514	$5,328,629
Issued for cash:
Pursuant to public offerings	–	–	10,406	213,531
DRIP*, net of redemptions	1,212	28,780	1,061	24,120
Pursuant to rights incentive plan	375	6,638	4	85
Non-cash:
Exchangeable partnership units exchanged	1,009	40,402	364	14,568
Trust unit rights incentive plan	–	1,796	–	–

	176,945	5,658,549	174,349	5,580,933
Equivalent exchangeable partnership units	1,703	68,137	2,712	108,539

Balance, end of year	178,648	$5,726,686	177,061	$5,689,472

*
The Distribution Reinvestment and Unit Purchase Plan.

In conjunction with the corporate conversion on January 1, 2011, Enerplus' monthly distribution reinvestment plan was converted to a monthly dividend reinvestment plan ("DRIP"). Canadian shareholders are entitled to reinvest cash dividends in additional common shares of Enerplus. Shares are issued at 95% of the weighted average market price on the Toronto Stock Exchange for the 10 trading days preceding a dividend payment date without service charges or brokerage fees.

(b) Exchangeable Partnership Units of EELP

During the year, 2,375,000 exchangeable partnership units were converted into 1,009,000 trust units. As at December 31, 2010, the 4,007,000 outstanding exchangeable partnership units represented the equivalent of 1,703,000 trust units.

(thousands)	2010		2009

Issued:	Units	Amount	Units	Amount

Balance, beginning of year	6,382	$108,539	7,238	$123,107
Exchanged for trust units	(2,375)	(40,402)	(856)	(14,568)

Balance, end of period	4,007	$68,137	6,382	$108,539

50      ENERPLUS 2010 FINANCIAL SUMMARY

Prior to January 1, 2011, EELP units were convertible at any time into trust units at the option of the holder at a ratio of 0.425 of an Enerplus trust unit for each partnership unit. The EELP unitholder also received cash distributions and had voting rights in accordance with the 0.425 exchange ratio.

(c) Contributed Surplus

($ thousands)	2010	2009

Balance, beginning of year	$26,142	$19,600
Trust unit rights incentive plan (non-cash) – exercised	(1,796)	–
Trust unit rights incentive plan (non-cash) – expensed	5,944	6,542

Balance, end of year	$30,290	$26,142

(d) Trust Unit Rights Incentive Plan

As at December 31, 2010 a total of 5,457,000 rights were issued and outstanding pursuant to the Trust Unit Rights Incentive Plan ("Rights Incentive Plan") with an average exercise price of $32.11. This represents 3.1% of the total trust units outstanding, of which 2,565,000 rights, with an average price of $42.27, were exercisable. Under the Rights Incentive Plan, distributions per trust unit to unitholders in a calendar quarter which represent a return of more than 2.5% of the net PP&E of Enerplus at the end of such calendar quarter may result in a reduction in the exercise price of the rights. There were no exercise price reductions during 2010.

Enerplus uses a binomial lattice option-pricing model to calculate the estimated fair value of rights granted under the plan. The following assumptions were used to arrive at the estimate of fair value:

	2010	2009

Dividend yield	9.16%	12.54%
Volatility	44.12%	44.43%
Risk-free interest rate	2.57%	1.70%
Forfeiture rate	12.50%	12.40%
Expected life	3.4 years	3.9 years
Right's exercise price reduction	$1.24	$1.92

The fair value of the rights granted during 2010 ranged between 16% and 17% of the underlying market price of a trust unit on the grant date. The weighted average grant-date fair value of options granted during the year was $4.04.

During the year Enerplus recorded $5,944,000 or $0.03 per unit (2009 – $6,542,000 or $0.04 per unit) of unit based compensation expense. The remaining fair value of the rights of $5,156,000 at December 31, 2010 (2009 – $4,782,000) will be recognized in earnings over the remaining vesting period of the rights. Activity for the rights issued pursuant to the Rights Incentive Plan is as follows:

	2010		2009
	Number of Rights (000's )	Weighted Average Exercise Price (1)	Number of Rights (000's )	Weighted Average Exercise Price (1)

Trust unit rights outstanding
Beginning of year	5,250	$34.84	4,001	$45.05
Granted	1,749	23.60	2,001	17.28
Exercised	(375)	17.50	(4)	22.40
Forfeited and expired	(1,167)	36.28	(748)	38.61

End of year	5,457	$32.11	5,250	$34.84

Rights exercisable at the end of the year	2,565	$42.27	2,393	$46.03

(1)
Exercise price reflects grant prices less reduction in strike price discussed above.

ENERPLUS 2010 FINANCIAL SUMMARY      51

The following table summarizes information with respect to outstanding rights as at December 31, 2010. Rights vest between one and three years and expire between four and six years.

Rights Outstanding at December 31, 2010 (000's)	Original Exercise Price	Exercise Price after Price Reductions	Expiry Date December 31	Rights Exercisable at December 31, 2010 (000's)

1	$40.70	$31.90	2011	1
5	37.25	28.82	2011	5
11	38.83	30.80	2011	11
88	40.80	33.12	2011	88
26	45.55	38.19	2011	26
40	44.86	37.85	2011	40
34	49.75	43.14	2011	34
230	56.93	50.73	2011	230
85	56.55	50.83	2011 - 2012	85
247	54.21	48.99	2011 - 2012	247
161	56.00	51.29	2011 - 2012	161
286	52.90	48.70	2011 - 2012	286
87	48.86	45.16	2011 - 2013	87
291	50.25	47.06	2011 - 2013	291
95	45.14	42.46	2011 - 2013	95
9	38.70	36.54	2011 - 2013	9
794	42.05	40.40	2012 - 2014	533
42	47.19	45.97	2012 - 2014	28
19	38.76	37.95	2012 - 2014	12
11	23.58	23.36	2012 - 2014	7
1,230	17.11	17.11	2013 - 2015	278
17	19.30	19.30	2013 - 2015	2
17	25.97	25.97	2013 - 2015	5
8	22.76	22.76	2013 - 2015	3
4	23.65	23.65	2013 - 2015	1
1,561	23.58	23.58	2014 - 2016	–
36	23.05	23.05	2014 - 2016	–
16	24.30	24.30	2014 - 2016	–
6	30.32	30.32	2014 - 2016	–

5,457	$33.81	$32.11		2,565

A new stock option plan was approved by unitholders in conjunction with the corporate conversion and no further grants will be made under the Rights Incentive Plan. Outstanding trust unit rights on January 1, 2011 were adjusted to entitle rights holders to purchase common shares of Enerplus Corporation in lieu of trust units on a one-for-one basis. No adjustments were made to exercise prices or vesting terms and the declining strike price mechanism will continue for these rights in the same manner as was previously done for distributions.

(e) Basic and Diluted per Trust Unit Calculations

Basic per-unit calculations are calculated using the weighted average number of trust units and exchangeable partnership units (converted at the 0.425 exchange ratio) outstanding during the period. Diluted per-unit calculations include additional trust units for the dilutive impact of rights outstanding pursuant to the Rights Incentive Plan.

Net income per trust unit has been determined based on the following:

(thousands)	2010	2009

Weighted average units	177,737	169,280
Dilutive impact of rights	353	269

Diluted trust units	178,090	169,549

52      ENERPLUS 2010 FINANCIAL SUMMARY

In 2010 a total of 2,078,000 rights were excluded as their exercise price was greater than the annual average unit market price of $25.13. In 2009 a total of 3,047,000 rights were excluded as their exercise price was greater than the annual average unit market price of $23.61.

(f) Long-Term Incentive Plans

Compensation expenses associated with the Performance Trust Unit ("PTU") plan and Restricted Trust Unit ("RTU") plan are determined based on the intrinsic value of these units at each period end. The number of notional trust units awarded varies by individual and vests one-third each for three years. Upon vesting, the plan participant receives a cash payment based on the fair value of the underlying trust units plus accrued distributions. The units are not exercisable and expire upon vesting.

For the year ended December 31, 2010 Enerplus recorded cash compensation costs of $17,580,000 (2009 – $11,409,000) for these plans which are included in general and administrative expenses.

The following table summarizes the PTU and RTU activity for the year ended December 31, 2010.

(thousands)	Number of PTU	Number of RTU

Balance, beginning of year	237	867
Granted	–	603
Vested	(180)	(271)
Forfeited	(57)	(200)

Balance, end of year*	–	999

*
The final PTU's vested December 31, 2010 and were paid in 2011.

After January 1, 2011 RTU values will be based on Enerplus Corporation common shares and future dividends along with the applicable historical distributions.

12. INCOME TAXES

Enerplus Resources Fund was an inter-vivos trust for income tax purposes and any income that was not allocated to the Fund's unitholders was taxable. The Fund allocated all its income to unitholders in 2010.

The future income tax liabilities and assets on the balance sheet arise as a result of the following temporary differences:

	Future Income Tax Liability / (Asset)

($ thousands)	Canadian	Foreign	2010 Total

Excess of net book value of PP&E over tax bases	$329,741	$226,031	$555,772
Asset retirement obligations	(53,241)	–	(53,241)
Other	(6,682)	(4,047)	(10,729)

Future income taxes	$269,818	$221,984	$491,802

Current future income tax asset	$(10,782)	$–	$(10,782)
Long-term future income tax liability	$280,600	$221,984	$502,584

	Future Income Tax Liability / (Asset)

($ thousands)	Canadian	Foreign	2009 Total

Excess of net book value of PP&E over tax bases	$427,757	$176,783	$604,540
Asset retirement obligations	(59,544)	–	(59,544)
Other	15,828	(4,234)	11,594

Future income taxes	$384,041	$172,549	$556,590

Current future income tax asset	$(4,995)	$–	$(4,995)
Long-term future income tax liability	$389,036	$172,549	$561,585

ENERPLUS 2010 FINANCIAL SUMMARY      53

The provision for income taxes varies from the amounts that would be computed by applying the combined Canadian federal and provincial income tax rates for the following reasons:

($ thousands)	2010	2009

Income/(loss) before taxes	$41,933	$(3,876)

Computed income tax expense at the enacted rate of 28.41% (29.25% for 2009)	$11,913	$(1,134)
Increase/(decrease) resulting from:
Net income attributed to the Fund	(69,924)	(72,561)
Recognition of realized capital losses	(13,216)	–
Non-taxable portion of (gains)/losses	(5,949)	(9,144)
Amended returns and pool balances	(6,894)	(6,119)
Change in tax rate	–	(8,340)
Other	(1,109)	4,305

	$(85,179)	$(92,993)

Future income tax recovery	$(54,804)	$(93,191)
Current tax expense/(recovery)	$(30,375)	$198

The detail of our current and future income tax balances between our Canadian and Foreign operations is as follows:

For the year ended December 31, 2010 ($ thousands)	Canadian	Foreign	Total

Future income tax expense/(recovery)	$(114,265)	$59,461	$(54,804)
Current income tax expense/(recovery)	16,600	(46,975)	(30,375)

For the year ended December 31, 2009 ($ thousands)	Canadian	Foreign	Total

Future income tax expense/(recovery)	$(93,872)	$681	$(93,191)
Current income tax expense/(recovery)	(48)	246	198

Enerplus is subject to normal course income tax audits by various taxation authorities. During the fourth quarter of 2010 Enerplus recorded a $16.6 million provision and corresponding charge to current income tax expense with respect to an ongoing income tax audit of a predecessor company from a prior corporate acquisition. At this time Enerplus is uncertain of the timing and final outcome of this matter.

13. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a) Carrying Value and Fair Value of Non-Derivative Financial Instruments

i. Cash

Cash is classified as held-for-trading and is reported at fair value, based on a Level 1 designation.

ii. Accounts Receivable

Accounts receivable are classified as loans and receivables which are reported at amortized cost. At December 31, 2010 the carrying value of accounts receivable approximated their fair value.

iii. Marketable Securities

Marketable securities with a quoted market price in an active market are classified as available-for-sale and are reported at fair value, with changes in fair value recorded in other comprehensive income. As at December 31, 2010 Enerplus reported investments in publicly traded marketable securities at a fair value of $743,000. For the year ended December 31, 2010 the change in fair value of these investments represented a gain of $293,000 ($251,000 net of tax). During 2009 Enerplus did not hold any investments in publicly traded marketable securities.

54      ENERPLUS 2010 FINANCIAL SUMMARY

Marketable securities without a quoted market price in an active market are reported at cost unless an other than temporary impairment exists. Enerplus did not incur gains or losses with respect to such marketable securities during 2010. However, in 2009 Enerplus disposed of certain marketable securities which resulted in a loss of $2,191,400. As at December 31, 2010 Enerplus reported investments in marketable securities of private companies at cost of $50,156,000 (December 31, 2009 – $49,591,000) in Other Assets on the Consolidated Balance Sheet.

Realized gains and losses on marketable securities are included in other income.

iv. Accounts Payable & Distributions Payable to Unitholders

Accounts payable as well as distributions payable to unitholders are classified as other liabilities and are reported at amortized cost. At December 31, 2010 the carrying value of these accounts approximated their fair value.

v. Debt

Bank Credit Facilities

The bank credit facilities are classified as other liabilities and are reported at amortized cost. At December 31, 2010 the carrying value of the bank credit facilities approximated their fair value.

Senior Unsecured Notes

The senior unsecured notes, which are classified as other liabilities, are carried at their amortized cost and translated to Canadian dollars at the period end exchange rate. The following table details the amortized cost of the notes expressed in U.S. and Canadian dollars as well as the fair value expressed in Canadian dollars:

Original Principal Private Placement amount ($ thousands)	Amortized Cost	Reported CDN$ Amortized Cost	CDN$ Fair Value

CDN$40,000	CDN$40,000	$40,000	$43,238
US$40,000	US$40,000	39,784	44,410
US$225,000	US$225,000	223,785	264,564
US$54,000	US$54,000	53,709	57,845
US$175,000	US$141,176	140,414	148,992

		$497,692	$559,049

(b) Fair Value of Derivative Financial Instruments

Enerplus has assessed the relative inputs used in the determination of the fair value of all its derivative financial instruments and has determined that a fair value classification of Level 2 is appropriate for each of the instruments. A level 2 assignment is appropriate where observable inputs other than quoted prices are used in the fair value determination.

Enerplus' derivative financial instruments are classified as held for trading and are reported at fair value with changes in fair value recorded through earnings. The deferred financial assets and credits on the Consolidated Balance Sheet result from recording derivative financial instruments at fair value. At December 31, 2010 a current deferred financial asset of $12,641,000, a current deferred financial credit of $56,637,000, a non-current deferred financial asset of $385,000 and a non-current deferred financial credit of $46,943,000 are recorded on the Consolidated Balance Sheet.

The deferred financial credit relating to crude oil instruments is $38,344,000 at December 31, 2010 including deferred premiums of $4,011,000. The deferred financial asset relating to natural gas instruments is $12,641,000 at December 31, 2010 including deferred premiums of $347,000.

ENERPLUS 2010 FINANCIAL SUMMARY      55

The following table summarizes the fair value as at December 31, 2010 and change in fair value for the year ended December 31, 2010.

	Interest Rate	Cross Currency Interest Rate	Foreign Exchange		Electricity	Commodity Derivative Instruments
($ thousands)	Swaps	Swap	Swaps		Swaps	Oil	Gas		Total

Deferred financial assets/(credits), beginning of year	$(6,064)	$(63,336)	$1,997		$(2,481)	$(20,344)	$20,364		$(69,864)
Change in fair value gain/(loss)	2,424 (1)	2,241 (2)	(1,612)	(3)	1,980 (4)	(18,000) (5)	(7,723)	(5)	(20,690)

Deferred financial assets/(credits), end of year	$(3,640)	$(61,095)	$385		$(501)	$(38,344)	$12,641		$(90,554)

Balance sheet classification:
Current asset/(liability)	$(2,468)	$(15,324)	$–		$(501)	$(38,344)	$12,641		$(43,996)
Non-current asset/(liability)	$(1,172)	$(45,771)	$385		$–	$–	$–		$(46,558)

(1)
Recorded in interest expense.
(2)
Recorded in foreign exchange expense (gain of $5,017) and interest expense (loss of $2,776).
(3)
Recorded in foreign exchange expense.
(4)
Recorded in operating expense.
(5)
Recorded in commodity derivative instruments (see below).

The following table summarizes the income statement effects of commodity derivative instruments:

($ thousands)	2010	2009

Gain/(loss) due to change in fair value	$(25,723)	$(120,913)
Net realized cash gain/(loss)	49,719	155,806

Commodity derivative instruments gain/(loss)	$23,996	$34,893

(c) Risk Management

Enerplus is exposed to a number of financial risks including market, counterparty credit and liquidity risk. Risk management policies have been established by Enerplus' Board of Directors to assist in managing a portion of these risks, with the goal of protecting earnings, cash flow and unitholder value.

i. Market Risk

Market risk is comprised of commodity price risk, currency risk and interest rate risk.

Commodity Price Risk

Enerplus is exposed to commodity price fluctuations as part of its normal business operations, particularly in relation to its crude oil and natural gas sales. Enerplus manages a portion of these risks through a combination of financial derivative and physical delivery sales contracts. Enerplus' policy is to enter into commodity contracts considered appropriate to a maximum of 80% of forecasted production volumes net of royalties.

Crude Oil Instruments:

Enerplus' crude oil financial contracts are classified as held-for-trading and are reported at fair value. At December 31, 2010 the fair value of these contracts represented a liability of $38,344,000 and the change in fair value of these contracts during 2010 represented an unrealized loss of $18,000,000.

56      ENERPLUS 2010 FINANCIAL SUMMARY

The following table summarizes Enerplus' crude oil risk management positions at February 14, 2011:

		WTI US$/bbl
	Daily Volumes bbls/day	Purchased Call	Sold Put	Fixed Price and Swaps

Term
Jan 1, 2011 – Dec 31, 2011
Purchased Call	1,500	$105.00	–	–
Purchased Call	1,000	$100.00	–	–
Purchased Call	500	$92.00	–	–
Swap	1,000	–	–	$87.65
Swap	500	–	–	$85.20
Swap	500	–	–	$88.95
Swap	500	–	–	$91.20
Swap	500	–	–	$91.88
Swap	500	–	–	$92.65
Swap	500	–	–	$94.80
Swap	1,000	–	–	$82.36
Swap	500	–	–	$85.50
Swap	500	–	–	$86.25
Swap	500	–	–	$80.30
Swap	1,500	–	–	$82.60
Swap	500	–	–	$81.69
Swap	500	–	–	$84.25
Swap(1)	500	–	–	$85.40
Swap(1)	500	–	–	$87.70
Swap(1)	500	–	–	$86.73
Swap(1)	500	–	–	$87.51
Swap(1)	500	–	–	$89.20
Swap(1)	500	–	–	$89.65
Swap(1)	500	–	–	$87.20
Swap(1)	500	–	–	$88.00
Swap(1)	500	–	–	$89.00
Swap(1)	500	–	–	$90.00
Swap(1)	500	–	–	$91.25
Swap(1)	500	–	–	$90.75
Swap(1)	500	–	–	$92.40
Sold Put	1,500	–	$55.00	–
Sold Put	1,500	–	$58.00	–
Jan 1, 2012 – Dec 31, 2012
Swap(1)	1,000	–	–	$90.40
Swap(1)	1,000	–	–	$90.18
Swap(1)	500	–	–	$91.84
Swap(1)	500	–	–	$92.25
Swap(2)	500	–	–	$95.00
Swap(2)	500	–	–	$95.50
Swap(2)	500	–	–	$100.15
Swap(2)	500	–	–	$99.35
Swap(2)	500	–	–	$99.40
Swap(2)	500	–	–	$100.50

(1)
Financial contracts entered into during the fourth quarter of 2010.
(2)
Financial contracts entered into subsequent to December 31, 2010.

ENERPLUS 2010 FINANCIAL SUMMARY      57

Natural Gas Instruments:

Enerplus' natural gas financial contracts are classified as held-for-trading and are reported at fair value. At December 31, 2010 the fair value of these contracts represented an asset of $12,641,000 and the change in fair value of these contracts during 2010 represented an unrealized loss of $7,723,000.

The following table summarizes Enerplus' natural gas risk management positions at February 14, 2011:

		AECO CDN$/Mcf
	Daily Volumes MMcf/day	Purchased Call	Sold Put	Fixed Price and Swaps

Term
Jan 1, 2011 – Mar 31, 2011
Swap	14.2	–	–	$6.20
Swap	4.7	–	–	$6.23
Swap	4.7	–	–	$6.24
Swap	4.7	–	–	$6.25
Swap	4.7	–	–	$6.17
Swap	9.5	–	–	$6.07
Swap	9.5	–	–	$6.81
Swap	9.5	–	–	$6.77
Swap	4.7	–	–	$6.66
Purchased Call	4.7	$7.91	–	–
Purchased Call	4.7	$7.39	–	–
Purchased Call	9.5	$6.86	–	–
Purchased Call	14.2	$6.38	–	–
Purchased Call	9.5	$5.18	–	–
Sold Put	19.0	–	$4.48	–
Sold Put	9.5	–	$3.96	–
Sold Put	9.5	–	$3.53	–
Sold Put	9.5	–	$4.37	–
Sold Put	4.7	–	$4.03	–

The following sensitivities show the impact to after-tax net income of the respective changes in forward crude oil and natural gas prices as at December 31, 2010 on Enerplus' outstanding contracts at that time with all other variables held constant:

	Increase/(decrease) to after-tax net income
($ thousands)	25% decrease in forward prices	25% increase in forward prices

Crude oil derivative contracts	$107,329	$(99,533)
Natural gas derivative contracts	$981	$(1,849)

Electricity Instruments:

Enerplus has entered into electricity swaps that fix the price of electricity. These contracts are classified as held-for-trading and are reported at fair value. At December 31, 2010 the fair value of these contracts represented a liability of $501,000 and the change in fair value of these contracts during 2010 represented an unrealized gain of $1,980,000.

Unrealized gains or losses resulting from changes in fair value along with realized gains or losses on settlement of the electricity contracts are recognized as operating costs.

58      ENERPLUS 2010 FINANCIAL SUMMARY

The following table summarizes Enerplus' electricity management positions at February 14, 2011:

Term	Volumes MWh	Price CDN$/MWh

January 1, 2011 – December 31, 2011	3.0	$66.00
January 1, 2011 – December 31, 2011	3.0	$55.00
January 1, 2011 – December 31, 2011	3.0	$57.25
January 1, 2011 – December 31, 2011	3.0	$49.00
January 1, 2011 – December 31, 2011	2.0	$50.00
January 1, 2011 – December 31, 2011	2.0	$47.50
January 1, 2012 – December 31, 2012	3.0	$54.50
January 1, 2012 – December 31, 2012	2.0	$50.50
January 1, 2012 – December 31, 2012(1)	5.0	$48.00

(1)
Financial contracts entered into during the fourth quarter of 2010.

Currency Risk

Enerplus is exposed to currency risk in relation to its U.S. dollar denominated working capital held in Canada and its U.S. dollar denominated senior unsecured notes. Enerplus manages the currency risk relating to its senior unsecured notes through the derivative instruments detailed below.

Cross Currency Interest Rate Swap ("CCIRS")

Concurrent with the issuance of the US$175,000,000 senior notes on June 19, 2002, Enerplus entered into a CCIRS with a syndicate of financial institutions. Under the terms of the swap, the amount of the notes was fixed for purposes of interest and principal payments at a notional amount of CDN$268,328,000. Interest payments are made on a floating rate basis, set at the rate for three-month Canadian bankers' acceptances, plus 1.18%.

Foreign Exchange Swaps

In September 2007 Enerplus entered into foreign exchange swaps on US$54,000,000 of notional debt at an average US$/CDN$ foreign exchange rate of 0.98. These foreign exchange swaps mature between October 2011 and October 2015 in conjunction with the principal repayments on the US$54,000,000 senior notes.

The following sensitivities show the impact to after-tax net income of the respective changes in the period end and applicable forward foreign exchange rates as at December 31, 2010, with all other variables held constant:

	Increase/(decrease) to after-tax net income
($ thousands)	25% decrease in CDN$ relative to US$	25% increase in CDN$ relative to US$

Translation of U.S. dollar denominated debt	$(98,278)	$98,278
Translation of U.S. dollar denominated working capital	32,248	(32,248)

Total	$(66,030)	$66,030

	Increase/(decrease) to after-tax net income
($ thousands)	25% decrease in CDN$ relative to US$	25% increase in CDN$ relative to US$

Foreign exchange swaps	$9,003	$(8,657)
Cross currency interest rate swap(1)	23,289	(23,287)

Total	$32,292	$(31,944)

(1)
Represents change due to foreign exchange rates only.

ENERPLUS 2010 FINANCIAL SUMMARY      59

Interest Rate Risk

Enerplus' cash flows are impacted by fluctuations in interest rates as advances under the bank facility and payments made under the CCIRS are based on floating interest rates. To manage a portion of this interest rate risk, Enerplus has entered into interest rate swaps on $120,000,000 of notional debt at rates varying from 3.70% to 4.61% that mature between June 2011 and July 2013.

If interest rates change by 1%, either lower or higher, on Enerplus' effective outstanding variable rate debt at December 31, 2010 with all other variables held constant, Enerplus' after-tax net income for a year would change by $2,364,000.

The following sensitivities show the impact to after-tax net income of the respective changes in the applicable forward interest rates as at December 31, 2010, with all other variables held constant:

	Increase/(decrease) to after-tax net income
($ thousands)	25% decrease in forward interest rates	25% increase in forward interest rates

Interest rate swaps	$(475)	$475
Cross currency interest rate swap(1)	1,307	(1,307)

Total	$832	$(832)

(1)
Represents change due to interest rates only.

ii. Credit Risk

Credit risk represents the financial loss Enerplus would experience due to the potential non-performance of counterparties to its financial instruments. Enerplus is exposed to credit risk mainly through its joint venture, marketing and financial counterparty receivables.

Enerplus mitigates credit risk through credit management techniques, including conducting financial assessments to establish and monitor a counterparty's credit worthiness, setting exposure limits, monitoring exposures against these limits and obtaining financial assurances such as letters of credit, parental guarantees, or third party credit insurance where warranted. Enerplus monitors and manages its concentration of counterparty credit risk on an ongoing basis.

Enerplus' maximum credit exposure at the balance sheet date consists of the carrying amount of its non-derivative financial assets as well as the fair value of its derivative financial assets. At December 31, 2010 approximately 98% of Enerplus' marketing receivables were with companies considered investment grade or just below investment grade.

At December 31, 2010 approximately $5,147,000 or 4% of Enerplus' total accounts receivable are aged over 120 days and considered past due. The majority of these accounts are due from various joint venture partners. Enerplus actively monitors past due accounts and takes the necessary actions to expedite collection, which can include withholding production or net paying when the accounts are with joint venture partners. Should Enerplus determine that the ultimate collection of a receivable is in doubt, it will provide the necessary provision in its allowance for doubtful accounts with a corresponding charge to earnings. If Enerplus subsequently determines an account is uncollectible the account is written off with a corresponding charge to the allowance account. Enerplus' allowance for doubtful accounts balance at December 31, 2010 was $3,022,000 (2009 – $5,512,000).

iii. Liquidity Risk & Capital Management

Liquidity risk represents the risk that Enerplus will be unable to meet its financial obligations as they become due. Enerplus mitigates liquidity risk through actively managing its capital, which it defines as debt (net of cash), and shareholders' capital. Enerplus' objective is to provide adequate short and longer term liquidity while maintaining a flexible capital structure to sustain the future development of its business. Enerplus strives to balance the portion of debt and equity in its capital structure given its current oil and gas assets and planned investment opportunities.

Management monitors a number of key variables with respect to its capital structure, including debt levels, capital spending plans, dividends to shareholders, access to capital markets, as well as acquisition and divestment activity.

60      ENERPLUS 2010 FINANCIAL SUMMARY

Debt Levels

Enerplus commonly measures its debt levels relative to its "debt-to-cash flow ratio" which is defined as long-term debt (net of cash), divided by the trailing twelve-month cash flow from operating activities. The debt-to-cash flow ratio represents the time period, expressed in years, it would take to pay off the debt if no further capital investments were made or dividends paid and if cash flow from operating activities remained constant.

At December 31, 2010 the debt-to-cash flow ratio was 1.0x (December 31, 2009 – 0.6x). Enerplus expects that its debt-to-cash flow ratio will increase during 2011 and 2012 as it continues to invest in earlier stage growth assets where there is a longer lead time to production and cash flow. Enerplus will be actively monitoring its debt levels and may consider selling other assets to manage debt and maintain financial flexibility. Enerplus' debt-to-cash flow levels are anticipated to decrease after 2012 as production from growth plays accelerates.

Enerplus' bank credit facilities and senior note covenants carry a maximum debt-to-cash flow ratio of 3.0x including cash flow from acquisitions on a pro-forma basis. Traditionally Enerplus has managed its debt levels such that the debt-to-cash flow ratio has been below 1.5x, which has provided flexibility in pursuing acquisitions and capital projects. Enerplus' five-year history of debt-to-cash flow is illustrated below:

	2010	2009	2008	2007	2006

Debt-to-Cash Flow Ratio	1.0x	0.6x	0.5x	0.8x	0.8x

At December 31, 2010 Enerplus had additional borrowing capacity of $765,287,000 under its $1,000,000,000 bank credit facility. Enerplus does not have any subordinated or convertible debt outstanding at December 31, 2010.

14. COMMITMENTS AND CONTINGENCIES

(a) Pipeline Transportation

Enerplus has contracted to transport 200 MMcf/day of natural gas in Canada with contract terms that range anywhere from one month to five years. The Company has also contracted 6,000 MMbtu/day gas gathering capacity for its Marcellus production, which increases to 13,650 MMbtu/day on June 1, 2011 until March 31, 2022. In addition, the Company has contracted 4,500 MMbtu/day of transportation capacity on Columbia Gas Transmission for its Marcellus sales gas until January 2014.

Transportation for Enerplus' Bakken crude oil in the U.S. has been contracted for 1,000 bbl/day beginning May 2011 for five years and an additional 5,000 bbl/day commencing January 1, 2013 for five years.

(b) Office Lease

Enerplus has office lease commitments for both its U.S. and Canadian operations that expire in 2011 and 2014 respectively. Annual costs of these lease commitments include rent and operating fees.

(c) Guarantees

(i)
Corporate indemnities have been provided by Enerplus to all directors and certain officers of its subsidiaries and affiliates for various items including, but not limited to, all costs to settle suits or actions due to their association with Enerplus and its subsidiaries and affiliates, subject to certain restrictions. Enerplus has purchased directors' and officers' liability insurance to mitigate the cost of any potential future suits or actions. Each indemnity, subject to certain exceptions, applies for so long as the indemnified person is a director or officer of one of Enerplus' subsidiaries and affiliates. The maximum amount of any potential future payment cannot be reasonably estimated.

(ii)
Enerplus may provide indemnifications in the normal course of business that are often standard contractual terms to counterparties in certain transactions such as purchase and sale agreements. The terms of these indemnifications will vary based upon the contract, the nature of which prevents Enerplus from making a reasonable estimate of the maximum potential amounts that may be required to be paid. Management believes the resolution of these matters would not have a material adverse impact on Enerplus' liquidity, consolidated financial position or results of operations.

ENERPLUS 2010 FINANCIAL SUMMARY      61

(d) Capital Expenditures

In conjunction with the Marcellus acquisition on September 1, 2009 Enerplus committed to pay 50% of the operator's future drilling and completion costs up to an aggregate amount of US$246,600,000. The outstanding commitment balance at December 31, 2010 is approximately US$147,035,000. Enerplus expects that the remainder of the commitment will be incurred over the next two years.

In 2010 the Company entered into two contracts for drilling and fracturing services for its U.S. Fort Berthold operations. The contracts have a two year term beginning in early 2011 and have a monthly commitment of $4,600,000.

Enerplus has the following minimum annual commitments at December 31, 2010:

		Minimum Annual Commitment Each Year					Total Committed
($ thousands)	Total	2011	2012	2013	2014	2015	after 2015

Accounts payable(1)	$350,623	$350,623	$–	$–	$–	$–	$–
Distributions payable to unitholders(2)	32,157	32,157	–	–	–	–	–
Bank credit facility(4)	234,713	–	–	234,713	–	–	–
Senior unsecured notes(3)(4)	573,113	64,642	64,642	64,642	64,642	90,760	223,785
Pipeline commitments	82,830	16,788	12,617	13,976	12,400	11,470	15,579
Processing commitments	20,293	3,502	3,640	1,609	1,561	1,562	8,419
Marcellus carry commitment(5)	146,241	116,000	30,241	–	–	–	–
Drilling and completions(8)	110,551	42,712	55,276	12,563	–	–	–
Asset retirement obligations(7)	590,177	19,000	20,000	20,400	20,400	20,400	489,977
Office leases	44,588	11,351	11,395	11,375	10,467	–	–

Total commitments(6)	$2,185,286	$656,775	$197,811	$359,278	$109,470	$124,192	$737,760

(1)
Accounts payable are generally settled between 30 and 90 days from the balance sheet date.
(2)
Distributions payable to unitholders are paid on the 20th day of the month following the balance sheet date.
(3)
Includes the economic impact of derivative instruments directly related to the senior unsecured notes (CCIRS and foreign exchange swap – see Note 13).
(4)
Interest payments have not been included.
(5)
The Marcellus carry commitment is based on estimated capital spending plans and has been converted to CDN$ using the December 31, 2010 foreign exchange rate of 1.0054.
(6)
Crown and surface royalties, lease rentals, mineral taxes, and abandonment and reclamation costs (hydrocarbon production rights) have not been included as amounts paid depend on future ownership, production, prices and the legislative environment.
(7)
Based upon current spending estimates.
(8)
US$ commitments have been converted to CDN$ using the December 31, 2010 foreign exchange rate of 1.0054.

Enerplus is subject to claims and litigation arising in the normal course of business. The resolution of these claims is uncertain and there can be no assurance they will be resolved in favor of Enerplus. However, management believes the resolution of these matters would not have a material adverse impact on the Company's liquidity, consolidated financial position or results of operations.

15. GEOGRAPHICAL INFORMATION

As at and for the year ended December 31, 2010 ($ thousands)	Canada	U.S.	Total

Oil and gas revenue	$1,036,601	$290,539	$1,327,140
Plant, property and equipment	3,256,376	1,720,509	4,976,885
Goodwill	451,121	148,551	599,672

As at and for the year ended December 31, 2009 ($ thousands)	Canada	U.S	Total

Oil and gas revenue	$1,059,067	$200,079	$1,259,146
Plant, property and equipment	4,213,559	786,964	5,000,523
Goodwill	451,121	156,317	607,438

62      ENERPLUS 2010 FINANCIAL SUMMARY

16. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Fund's consolidated financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Fund's consolidated statements differ from U.S. GAAP as follows:

The application of U.S. GAAP would have the following effects on net income as reported:

($ thousands)	2010	2009

Net income as reported in the Consolidated
Statement of Income – Canadian GAAP	$127,112	$89,117
Adjustments:
Depletion, depreciation, amortization and accretion (Note (a))	248,816	177,637
Impairment of property, plant and equipment (Note (a))	–	(481,200)
Capitalized interest (Note (b))	666	527
Compensation expense (Note (c))	(8,153)	(1,449)
Income tax recovery/(expense) of adjustments above and impact of changes in tax rates	(64,117)	95,782

Net income/(loss) – U.S. GAAP	$304,324	$(119,586)

Other comprehensive income/(loss) as reported in the Consolidated
Statement of Comprehensive Income – Canadian GAAP	$(52,171)	$(130,993)
Adjustments:
Cumulative translation adjustment (Note (e))	7,168	26,760

Other comprehensive income/(loss) – U.S. GAAP	$(45,003)	$(104,233)

Comprehensive income/(loss) – U.S. GAAP	$259,321	$(223,819)

Net income/(loss) per trust unit
Basic	$1.71	$(0.71)
Diluted	$1.71	$(0.71)
Weighted average number of trust units outstanding
Basic	177,737	169,280
Diluted	177,978	169,392

Deficit:
Balance, beginning of year – U.S. GAAP	$(1,053,647)	$(532,364)
Net income/(loss) – U.S. GAAP	304,324	(119,586)
Change in redemption value (Note (d))	(975,182)	(33,496)
Cash distributions	(384,128)	(368,201)

Balance, end of year – U.S. GAAP	$(2,108,633)	$(1,053,647)

Accumulated other comprehensive income/(loss):
Balance, beginning of year – U.S. GAAP	$(55,627)	$48,606
Other comprehensive income/(loss)	(45,003)	(104,233)

Balance, end of year – U.S. GAAP	$(100,630)	$(55,627)

ENERPLUS 2010 FINANCIAL SUMMARY      63

The application of U.S. GAAP would have the following effects on the balance sheet as reported:

($ thousands)	Canadian GAAP	Increase/ (Decrease)	U.S. GAAP

December 31, 2010
Assets:
Property, plant and equipment, net (Notes (a)(b))	$4,976,885	$(1,931,038)	$3,045,847
Liabilities:
Trust unit rights liability (Note (c))	$–	$20,158	$20,158
Future/Deferred income tax liability	502,584	(494,078)	8,506
Unitholders' mezzanine equity (Note (d))	–	4,657,264	4,657,264
Unitholders' Equity:
Unitholders' capital (Notes (c)(d))	$5,756,976	$(5,756,976)	$–
Deficit (Note (d))	1,717,299	391,334	2,108,633
Accumulated other comprehensive loss (Note (e))	134,558	(33,928)	100,630

December 31, 2009
Assets:
Property, plant and equipment, net (Notes (a)(b))	$5,000,523	$(2,187,689)	$2,812,834
Liabilities:
Trust unit rights liability (Note (c))	$–	$9,075	$9,075
Future/Deferred income tax liability	561,585	(558,195)	3,390
Unitholders' mezzanine equity (Note (d))	–	3,643,650	3,643,650
Unitholders' Equity:
Unitholders' capital (Note (c)(d))	$5,715,614	$(5,715,614)	$–
Deficit (Note (d))	1,460,283	(406,636)	1,053,647
Accumulated other comprehensive loss (Note (e))	82,387	(26,760)	55,627

(a) Property, Plant and Equipment and Depletion, Depreciation, Amortization and Accretion

Under U.S. GAAP full cost accounting, the carrying value of petroleum and natural gas properties and related facilities, net of deferred income taxes, is limited to the present value of after tax future net revenue from proved reserves, discounted at 10%, plus the lower of cost or fair value of unproved properties. New SEC reserve estimation rules came into effect during 2009 which uses pricing based on a twelve-month average price of the first day of the month prices during the year. Under Canadian GAAP, impairment exists when the carrying amount exceeds the estimated undiscounted future net cash flows associated with Enerplus' proved reserves. If impairment is determined to exist, the costs carried on the balance sheet in excess of the discounted future net cash flows associated with Enerplus' proved and probable reserves are charged to income.

As at December 31, 2010, no impairment of capitalized costs resulted from the application of the impairment test under either U.S. GAAP or Canadian GAAP. As at December 31, 2009, the application of the impairment test under U.S. GAAP resulted in a write-down of $481,200,000 ($363,402,000 net of tax) whereas there was no impairment under Canadian GAAP.

Where the amount of impairment under Canadian GAAP differs from the amount of the impairment under U.S. GAAP, the charge for DDA&A will differ in subsequent years. Historically Enerplus' U.S. GAAP impairments have exceeded the Canadian GAAP impairments, resulting in lower U.S. GAAP DDA&A charges compared to Canadian GAAP. A U.S. GAAP difference also exists relating to the basis of measurement of proved reserves that is utilized in the depletion calculation. Under U.S. GAAP, depletion charges are calculated by reference to proved reserves estimated based on a twelve-month average price. Under Canadian GAAP, depletion charges are calculated by reference to proved reserves estimated using future prices. For the year ended December 31, 2010 DDA&A calculated under U.S. GAAP was $248,816,000 ($184,870,000 net of tax) lower than DDA&A calculated under Canadian GAAP. For the year ended December 31, 2009 DDA&A calculated under U.S. GAAP was $177,637,000 ($134,151,000 net of tax) lower than DDA&A calculated under Canadian GAAP.

64      ENERPLUS 2010 FINANCIAL SUMMARY

(b) Interest Capitalization

U.S. GAAP requires interest expense to be capitalized for development projects that have not reached commercial production. A U.S. GAAP difference exists as there is not a similar requirement under Canadian GAAP. For the year ended December 31, 2010 Enerplus capitalized interest of $666,000 ($495,000 net of tax) (2009 – $527,000, $398,000 net of tax) related to projects under development.

(c) Unit-based Compensation

A U.S. GAAP difference exists as rights granted under Enerplus' trust unit rights incentive plan are considered liability awards for U.S. GAAP and equity awards under Canadian GAAP. The distinction between a liability award and an equity award has an impact on the related accounting treatment.

Under Canadian GAAP rights are accounted for using the fair value method for an equity award. Under this method, the fair value of the right is determined using a binomial lattice option-pricing model on the grant date and is not subsequently remeasured. This amount is charged to earnings over the vesting period of the rights, with a corresponding increase in contributed surplus. When rights are exercised, the proceeds, together with the amount recorded in contributed surplus, are recorded to unitholders' capital.

Under U.S. GAAP rights are accounted for using the fair value method for a liability award. Under this method, the trust unit rights liability is calculated based on the rights fair value determined using a binomial lattice option-pricing model at each reporting date until the date of settlement. The compensation cost for each period is based on the change in the fair value of the rights for each reporting period. When rights are exercised, the proceeds, together with the amount recorded as a trust unit rights liability, are recorded to mezzanine equity.

The following assumptions were used to arrive at the estimate of fair value as at December 31 for each respective year:

	2010	2009

Dividend yield	7.12%	9.13%
Volatility	44.23%	44.22%
Risk-free interest rate	2.23%	2.48%
Forfeiture rate	12.50%	12.40%
Right's exercise price reduction	$0.74	$1.41

The weighted average grant date fair value of trust unit rights granted in 2010 was $4.04 per trust unit right (2009 – $3.32). The total intrinsic value of trust unit rights exercised during 2010 was $3,014,000 (2009 – $12,000).

As at December 31, 2010, 2,565,000 trust unit rights were exercisable at a weighted average reduced exercise price of $42.27 with a weighted average remaining contractual term of 2.8 years, giving an aggregate intrinsic value of $3,907,000. As at December 31, 2009, 2,393,000 trust unit rights were exercisable at a weighted average reduced exercise price of $46.03 with a weighted average remaining contractual term of 3.2 years, giving an aggregate intrinsic value of $5,000.

The following chart details the U.S. GAAP differences related to Enerplus' trust unit rights plan for the years ended December 31, 2010 and 2009.

	2010			2009
($ thousands)	CDN GAAP	U.S. GAAP	Difference	CDN GAAP	U.S. GAAP	Difference

Compensation expense	$5,944	$14,097	$8,153	$6,542	$7,991	$1,449
Contributed Surplus	$30,290	$–	$(30,290)	$26,142	$–	$(26,142)
Trust unit rights liability	$–	$20,158	$20,158	$–	$9,075	$9,075

(d) Unitholders' Mezzanine Equity

A U.S. GAAP difference exists as a result of the redemption feature in Enerplus' trust units including the equivalent limited partnership units. Trust units are redeemable at the option of the holder for approximately 85% of the current trading price. For Canadian GAAP, the trust units are considered to be permanent equity and are presented as unitholders' capital. Under U.S. GAAP, the redemption feature of the trust units excludes them from classification as permanent equity and results in the trust units being classified as mezzanine equity.

ENERPLUS 2010 FINANCIAL SUMMARY      65

For U.S. GAAP Enerplus has recorded unitholders' mezzanine equity in the amount of $4,657,264,000 for 2010 (2009 – $3,643,650,000), which represents the estimated redemption value of the trust units including the equivalent limited partnership units at 85% of the year-end market price. In addition, Enerplus has recognized a deficit of $2,108,633 for 2010 (2009 – $1,053,647,000) resulting from eliminating unitholders' capital and replacing it with unitholders' mezzanine equity at redemption value. Changes in unitholders' mezzanine equity in excess of trust units issued, net of redemptions, are recorded to the deficit.

(e) Accumulated Other Comprehensive Income/(Loss) ("AOCI")

A U.S. GAAP difference exists with respect to the AOCI balance due to differences in the cumulative translation adjustment as a result of other U.S. GAAP adjustments. Enerplus' AOCI balance under U.S. GAAP was a deficit of $100,630,000 as at December 31, 2010.

(f) Income Taxes

Each year Enerplus reviews the balance of its estimated tax liabilities and determines whether the recognition and measurement criteria have changed. Where the criteria are no longer met, the liability is reversed and a tax recovery is recognized during that period. In addition, where the filing positions taken in the current year do not meet the measurement criteria, a liability will be recorded and an expense recognized.

An unrecognized tax benefit is defined as the difference between tax positions taken in a tax return and amounts recognized in the financial statements. Enerplus recognizes potential accrued interest and penalties related to unrecognized tax benefits in its Consolidated Statements of Income. The following table summarizes the activity related to our unrecognized tax benefits for 2010 and 2009:

($ thousands)	2010	2009

Balance, beginning of year	$720	$700
Additional unrecognized tax benefits	12,600	–
Interest	4,055	20

Balance, end of year	$17,375	$720

The additional unrecognized tax benefit of $12,600,000 related to a prior year and if recognized, it would change the effective tax rate in the year recognized. Enerplus does not expect that any of the unrecognized tax benefits will be recognized in the next twelve months.

In most cases any uncertain tax positions are related to taxation years that remain subject to examination by the relevant taxation authorities. The open taxation years for which no examination has been initiated or the examination is in progress is 2004 onward for Canada and 2007 onward for the United States.

(g) Additional Disclosures Required under U.S. GAAP

i. The components of accounts receivable are as follows:

As at December 31 ($ thousands)	2010	2009

Oil & Gas sales and accruals	$93,643	$79,260
Joint venture	35,310	42,179
Other	–	26,082
Less: Allowance for doubtful accounts	(3,025)	(5,512)

	$125,928	$142,009

ii. The components of accounts payable are as follows:

As at December 31 ($ thousands)	2010	2009

Contractors and vendors	$55,990	$55,238
Accrued liabilities	294,633	202,281

	$350,623	$257,519

66      ENERPLUS 2010 FINANCIAL SUMMARY

iii. Net Oil and Gas Sales

Under U.S. GAAP oil and gas sales are presented net of royalties.

For the year ended December 31 ($ thousands)	2010	2009

Oil and Gas sales	$1,327,140	$1,259,146
Royalties	(223,459)	(207,491)

Net Oil and Gas sales	$1,103,681	$1,051,655

iv. Consolidated Cash Flows:

The Consolidated Statements of Cash Flows prepared in accordance with Canadian GAAP present operating cash flow before changes in non-cash working capital items. This sub-total cannot be presented under U.S. GAAP.

The following summarizes the effect to cash flow from changes in non-cash working capital:

For the year ended December 31 ($ thousands)	2010	2009

Accounts receivable	$16,081	$21,143
Other current	(44,565)	(1,258)
Accounts payable	93,104	(15,299)
Distributions payable to unitholders	287	(9,526)
Other	12,627	(23,848)

Total change in non-cash working capital	$77,534	$(28,788)

Relating to:
Operating activities	$(15,623)	$26,220
Financing activities	287	(9,526)
Investing activities	92,870	(45,482)

	$77,534	$(28,788)

v. Subsequent Events:

U.S. GAAP requires disclosure that subsequent events have been updated to February 24, 2011.

(h) U.S. Pronouncements

The following accounting pronouncement was adopted during 2010:

•
Amendments to Consolidation of Variable Interest Entities – intended to address (1) the effects on certain consolidation provisions as a result of the elimination of the concept of qualifying special-entities and (2) constituent concerns about the application of certain consolidation provisions including those in which the accounting and disclosures do not always provide timely and useful information about and enterprise's involvement in a variable interest entity. The adoption of the provisions on January 1, 2010 did not have any impact to Enerplus' consolidated results of operations, financial position or cash flows.

Future accounting pronouncements:

•
IFRS financial statements – the U.S. Securities and Exchange Commission has issued final rules to accept from foreign private issuers financial statements prepared in accordance with IFRS without reconciliation to U.S. GAAP. Enerplus, as a foreign private issuer, adopted IFRS on January 1, 2011.

ENERPLUS 2010 FINANCIAL SUMMARY      67

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